HYDROGENICS

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POWER
TO
FUEL
TO
GAS
We're Ready.
POWER
TO
MOVE
TO
PROTECT

Q2 2013 Investor Presentation
August 2013

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q2 Highlights

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- Revenue of $9.8 million, up 18% over 2012's Q2
  - Gross margin 26.3% of revenue
- Won order for Hydrogen Fueling Station in Bolzano, Italy
- Backlog of $50 million
- Recognized as "Innovator of the Year" at the Canadian Hydrogen and Fuel Cell Association Conference
- Bidding on large number of opportunities expected to be awarded in second half of 2013







Hydrogen Sector is Moving Ahead

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- 1.4 billion euros for EU Joint Technology Initiative for Hydrogen
- German NOW organization publicizes a strategy paper for 1500MW of hydrogen storage; 2000 buses; 500 public fueling stations and 500k cars for 2016-2023
- SoCal Edison puts out a call for energy storage 50MW for PV integration
- California Energy Commission announced $44M for hydrogen fueling and alternative vehicles
- Fuelling infrastructure requirements will continue to grow with good movement in vehicle development:
  - Hyundai in mass production for Fuel Cell vehicles – making first deliveries to Denmark & UK
  - Toyota affirms production plan and target costing
  - Japan creates a task force to lead the fuel cell auto sector
  - GM / Honda alliance for cooperate development on Fuel Cell Vehicles
  - VW re-engages on fuel cell development program

Hydrogenics to Benefit from Sector Engagement

Energy Storage: Market Gathers Momentum

- E.ON Falkenhagen site in Germany is commissioned, putting hydrogen into the gas grid for the first time



- E.ON order for PEM megawatt facility in Hamburg
  - Shipment on track for second half of 2013
  - Platform for multi-megawatt projects (10MW-100MW) in future
  - Driving interest in similar applications
- Bidding on RFPs in Europe and elsewhere
  - Working on development of first projects with Enbridge in N.A.
  - Have now won 7 of 18 energy storage sites in Germany alone



- Move to mass adoption continues
  - Tied to both natural gas infrastructure and fueling stations

Energy Storage: EU Locations

- Overall 30 projects in the EU
- Hydrogenics has the largest share with 8 of 30
- 5 of 30 are 1MW+ and Hydrogenics has 4 of 5
- Currently most projects are in pre-startup or early operation phase

KEMA DNV


United Kingdom
Ireland
Éire
Glasgow
Isle of Man
Leeds
Dublin
Liverpool
Birmingham
Bristol
London
North Sea
Göteborg
Danmark
København
Deutschland
(Germany)
Polska
(Poland)
Poznań
Wrocław
Gdańsk
Stockholm
Praha
Česká republika
Belgique
België
Lëtzebuerg
Paris
Nantes
France
Bay of Biscay
Genève
Schweiz
Suisse
Svizzera
Vaduz
Torino
Milano
Österreich
Bratislava
Magyaror
Slovenija
Zagreb
Hrvatska
Bosna i Hercegovina
Crna Gora
Italia
(Italy)
Roma
Napoli
Palermo
Catania
Monaco
Marseille
Toulouse
Andorra
Barcelona
Bilbao
Porto
Madrid
España
(Spain)
Portugal
Lisboa
Sevilla
Alger
Tunis
1
2
6
7
9
10
11
17
18
19
20
21
23
24
25
26
27
28

DNV KEMA. "Systems analyses Power to Gas: A technology review". June 20, 2013

Energy Storage: Base Platform has launched

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Electrolyser Technology Update



Stack Power Density
GEN 1
GEN 2
GEN 3
MW Class
Bipolar IMET™
CSD Cell
Stuart Cell
1985
2000
2013
2025

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Our next generation PEM stack will have the same capacity as 12 of our pressurized alkaline stacks

1 MW PEM Electrolyser



=

1 MW of Industrial Electrolysers


140 cm
50 cm

Energy Storage: We're Ready

As the lead adoption zone announces interest in 1500MW of hydrogen storage – we have the means to deliver……..

Today…

Among the most proven and utilized technology



2 MW Alkaline



Needs…

Tailored for large scale energy storage



1 MW PEM



Future…

Advanced MW-scale GEN3 technology plant solutions



40 MW Plant

Power Systems: Delivering orders

- CommScope
  - Several hundred units produced and shipped in Q1 & Q2
  - Further market development in EU and Asia
  - Normal commercial orders are 500-1000 units per block
  - Larger scale data centre applications also under development
- $90M Propulsion Contract
  - Work continues on track
  - Customer pleased with progress
- Continuing to bid on other opportunities primarily in heavy-duty transportation applications (buses, trucks, etc.)



Hydrogenics Poised for Much Greater Production

On Site Generation – Active Bidding Pipeline

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- Sales pipeline remains robust
  - Numerous industrial opportunities in Russia, Middle East, and South America
  - Expect improvements in OSG backlog into 2014
- Bolzano fueling station
  - Contract with partner Linde AG for three HySTAT 60 electrolyzers.
  - Ties in with energy storage strategy
  - Part of future growth opportunities in hydrogen vehicles
- More fueling stations in the pipeline – demand drivers are growing and complimentary link with “Power to Gas” is being recognized



Summary

- Macro support for the sector moving up nicely
- Hydrogenics continues to lead
- We are on track with 30% CAGR and profitability plan
- Growth expected to accelerate in second half
- Balance sheet remains strong







Revenue

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Three months ended June 30, 2013

Revenues



$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.3
18%
9.8
2012
2013
Power Systems
OnSite Generation

Revenues by Business Unit



$M
8
6
4
2
0
7.4
4.9
4.9
0.9
OnSite Generation
Power Systems
2012
2013

Notes

Revenues increased 18% to $9.8 million, reflecting: (i) increased revenue in our Power Systems business segment resulting from the Company's contract for integrated power propulsion systems; as well as ii) the completion of delivery on the order for fuel cell modules to our strategic partner, CommScope Inc.

Revenue

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Six months ended June 30, 2013



Revenues
$M
25
20
15
10
5
0
14.0
58%
22.1
2012
2013
Power Systems
OnSite Generation



Revenues by Business Unit
$M
15
10
5
0
12.6
11.2
1.4
10.9
OnSite Generation
Power Systems
2012
2013

Notes

Revenues increased $8.1 million, or 58% to $22.1 million reflecting: (i) increased revenues in the Power Systems business segment resulting from the Company's contract for integrated power propulsion systems; and (ii) delivery of 250 fuel cell modules to our strategic partner, CommScope, Inc.; partially offset by (iii) a decrease in revenues in our OnSite Generation business segment as a result of delays in project commencement and completion.

Gross Profit

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Three months ended June 30, 2013



Gross Profit
%
40
30
20
10
0
8.5 Percentage Points
17.8
26.3
2012
2013
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
45
40
35
30
25
20
15
10
5
0
17.4
6.7
21.8
45.5
OnSite Generation
Power Sytems
2012
2013

Notes

Gross profit was $2.6 million, or 26.3% of revenues, an increase of 8.5 percentage points year-over-year, primarily reflecting: (i) improved product mix within the Company's Power Systems business unit; offsite by (ii) higher than expected overhead absorption and several large jobs that were competitively priced negatively impacting margins in the OnSite Generation business.

Gross Profit

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Six months ended June 30, 2013



Gross Profit
%
30.0
20.0
10.0
0.0
11.4 Percentage Points
16.3
27.7
2012
2013
Power Systems
OnSite Generation



Gross Profit By Business Unit
%
50
40
30
20
10
0
16.5
12.5
14.4
43.2
OnSite Generation
Power Systems
2012
2013

Notes

Gross profit was $6.1 million of 27.7% of revenue, an increase of 11.4 percentage points primarily reflecting: (i) improved product mix within the Company's Power Systems business unit partially; offset by (ii) increased overhead absorption as a percentage of sales within the OnSite Generation unit

Cash Operating Costs

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Three months ended June 30, 2013



$M
5
4
3
2
1
0
11%
3.4
0.8
2.6
3.8
1.1
2.7
R&D
SG&A
2012
2013

Notes

- Cash Operating Costs were $3.8 million, an increase of 11%, primarily the result of a $0.2 million increase in marketing expenses related to a higher level of commercial activities and an increase in research and development expenditures related primarily to our PEM Power-to-Gas product development .
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to reconciliation of this measure to loss from operations.

Cash Operating Costs

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Six months ended June 30, 2013



$M
15.0
10.0
5.0
0.0
7.0
8%
7.6
2.0
5.0
2.0
5.6
2012
2013
R&D
SG&A

Notes

- Cash operating costs were $7.6 million, versus $7.0 million last year, with costs as a percent of revenue falling 38%. The year-over-year change is primarily the result of a $0.5 million increase in marketing expenses related to a higher level of commercial activities as well as slightly higher compensation costs arising from improved business performance in the Power Systems business segment.

Q2 Results (in $ millions)

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	Three months ended June 30		Change	
	2013	2012	$	%
Revenues	$ 9.8	$ 8.3	1.5	18
Gross Profit **(excluding amortization and depreciation)**	2.6	1.5	1.1	74
Percentage of revenues	*26.3*	*17.8*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	4.7	3.0	1.7	57
Research and product development	1.1	0.8	0.3	38
Adjusted EBITDA	$ (3.2)	$ (2.3)	(0.9)	(37)

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss.

YTD Results (in $ millions)

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	Six months ended June 30				Change	
		2013		2012	$	%
Revenues	$	22.1	$	14.0	8.1	58
Gross Profit (excluding amortization and depreciation)		6.1		2.3	3.8	168
Percentage of revenues		*27.7*		*16.3*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		8.1		5.7	2.4	42
Research and product development		2.0		2.0	-	-
Adjusted EBITDA	$	(4.0)	$	(5.4)	1.4	26

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure to net loss.

Order Backlog

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As at June 30, 2013

($M)

	Mar. 31/13 Backlog	Orders Received	Orders Delivered	Jun. 30/13 Backlog
OnSite Generation	$ 14.8	$3.4	$ (4.9)	$ 13.3
Power Systems	40.2	1.3	(4.9)	36.6
Total	$ 55.0	$ 4.7	$ 9.8	$49.9

Consolidated Balance Sheet Highlights

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($M)

	Jun. 30, 2013	Dec. 31, 2012	Change $	Change %
Cash and cash equivalents and restricted cash	$ 16.0	$ 16.8	(0.8)	(5)
Trade, other and grants receivable	3.8	5.6	(1.8)	(32)
Inventories	12.3	12.2	0.1	1
Trade and other payables	11.6	11.9	0.3	(3)
Warrants	1.4	1.5	0.1	(8)

Reconciliation of Non-IFRS Measures Cash Operating Costs

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($M)

	Three months ended June 30, 2013	Six months ended June 30, 2013
Cash operating costs	$ 3.8	$ 7.6
Less: Gross profit	(2.6)	(6.1)
Add: Stock based compensation	0.2	0.3
Add: Deferred compensation plans indexed to share price	1.8	2.2
Add: Amortization and depreciation	0.2	0.4
Loss from operations	$ 3.4	$ 4.4

Reconciliation of Non-IFRS Measures Adjusted EBITDA

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($M)

	Three months ended June 30, 2013	Six months ended June 30, 2013
Adjusted EBITDA loss	$ 3.2	$ 4.0
Add: Amortization and depreciation	0.2	0.4
Add: Finance (income) loss, net	1.1	1.7
Net loss	**$ 4.5**	**$ 6.1**

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